File No.

Before the

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of the Application of:

PROSPECT CAPITAL CORPORATION

PRIORITY SENIOR SECURED INCOME FUND, INC.

PATHWAY ENERGY INFRASTRUCTURE FUND, INC.

PROSPECT CAPITAL FUNDING LLC

PROSPECT CAPITAL MANAGEMENT LLC

PRIORITY SENIOR SECURED INCOME MANAGEMENT, LLC

PATHWAY ENERGY INFRASTRUCTURE MANAGEMENT, LLC

APPLICATION FOR AN ORDER UNDER
SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940
PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY
SECTIONS 17(d) AND 57(a)(4) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

Please direct all communications,		Copies to:
notices and orders to:

Prospect Capital Corporation		Steven Boehm
10 East 40th Street, 44th Floor		Sutherland Asbill & Brennan LLP
New York, NY 10016		700 Sixth Street, NW, Suite 700
Attention:	Joseph Ferraro	Washington, DC 20001-3980
	Eric Colandrea	(202) 383-0100
	(212) 448-9481	(202) 637-3593 (fax)
(212) 448-9652

August 9, 2013

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

PROSPECT CAPITAL CORPORATION

PRIORITY SENIOR SECURED INCOME FUND, INC.

PATHWAY ENERGY INFRASTRUCTURE FUND, INC.

PROSPECT CAPITAL MANAGEMENT LLC

PROSPECT CAPITAL FUNDING LLC

PRIORITY SENIOR SECURED INCOME MANAGEMENT, LLC

PATHWAY ENERGY INFRASTRUCTURE

MANAGEMENT, LLC

10 East 40th Street, 44th Floor

New York, NY 10016

File No.

) ) ) ) ) ) ) ) ) ) ) ) ) )

Application for an Order under Sections 17(d) and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940 Permitting Certain Joint Transactions Otherwise Prohibited by Sections 17(d) and 57(a)(4) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940.

I.                                        Summary of Application

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-l promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by either or both of Sections 17(d) and 57(a)(4) as modified by the exemptive rules adopted by the Commission under the 1940 Act:

•                  Prospect Capital Corporation (“PSEC”),

•                  Priority Senior Secured Income Fund, Inc. (“PRIS”),

•                  Pathway Energy Infrastructure Fund, Inc. (“PWAY”),

•                  Prospect Capital Funding LLC (“PSEC SPV Sub”),

•                  Prospect Capital Management LLC (“PCM”) on behalf of itself and its successors,1

•                  Priority Senior Secured Income Management, LLC (“PRISM”) on behalf of itself and its successors,

•                  Pathway Energy Infrastructure Management, LLC, on behalf of itself and its successors (“PEIM,” and collectively with PCM, PRISM and any future investment adviser that is registered as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”), and that is controlling, controlled by, or under common control with any of PEIM, PCM or PRISM, the “Advisers,” and, collectively with PSEC, PRIS, PWAY, and PSEC SPV Sub, the “Applicants”).

1  The term “successor,” as applied to each Adviser, means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.

In particular, the relief requested in this application (the “Application”) would permit a Regulated Fund2 (including PSEC SPV Sub and any Wholly-Owned Investment Sub (as defined below)) and one or more other Regulated Funds and/or one or more Future Affiliated Funds3 to (a) co-invest with each other in securities issued by issuers in private placement transactions in which an Adviser negotiates terms in addition to price (“Private Placement Securities”);4 and (b) make additional investments in securities of such issuers, including through the exercise of warrants, conversion privileges, and other rights to purchase securities of the issuers (“Follow-On Investments”). “Co-Investment Transaction” means any transaction in which a Regulated Fund participated together with one or more other Regulated Funds and/or one or more Future Affiliated Funds in reliance on the requested Order.5  “Potential Co-Investment Transaction” means any investment opportunity in which a Regulated Fund could not participate together with one or more Future Affiliated Funds and/or one or more other Regulated Funds without obtaining and relying on the Order.

Any of the Regulated Funds  may, from time to time, form a special purpose subsidiary (a “Wholly-Owned Investment Sub”) (i) that is wholly-owned by a Regulated Fund (with the Regulated Fund at all times holding, beneficially and of record, 100% of the voting and economic interests) and consolidated with the Regulated Fund for financial reporting purposes; (ii) whose sole business purpose is to hold one or more investments on behalf of the Regulated Fund; (iii) that either does not pay a separate advisory fee, including any performance-based fee, to any person or is advised by an Adviser; and (iv) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act.  PSEC SPV Sub is a Wholly-Owned Investment Sub, and any future subsidiaries of the Regulated Funds that participate in Co-Investment Transactions will be Wholly-Owned Investment Subs.

All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.  Applicants do not seek relief for transactions that would be permitted under other regulatory or interpretive guidance, including, for example, transactions effected consistent with Commission staff no-action positions.6

II.                                   Background

PSEC is a Maryland corporation organized as a closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under Section 54(a) of the 1940 Act.  PSEC was organized on April 13, 2004 and commenced operations on July 27, 2004.  As of March 31, 2013, PSEC had net assets of approximately $2.555 billion.  PSEC’s Objectives and Strategies7 are to generate both current income and long-term capital appreciation through debt and equity investments.  PSEC invests primarily in first and second lien senior loans and mezzanine debt, which in some cases are accompanied by an equity component, and also acquires equity control of companies.

2  “Regulated Fund” means any of PSEC, PRIS, PWAY and any Future Regulated Fund.  “Future Regulated Fund” means any closed-end management investment company (a) that is registered under the 1940 Act or has elected to be regulated as a BDC (as defined below), and (b) whose investment adviser is an Adviser.

3  “Future Affiliated Fund” means any future entity that is advised by an Adviser and that is an affiliated person as defined in Section 2(a)(3)(C) of the 1940 Act of a Regulated Fund, that may be prohibited from co-investing with a Regulated Fund by reason of Section 17 or Section 57 of the 1940 Act.  Any Future Affiliated Fund would be an investment company but for certain exemptions provided for in the 1940 Act, including, but not limited to, Section 3(c) of the 1940 Act and would have an investment objective and strategies similar to those of the Regulated Funds.

4  The term “private placement transactions” means transactions in which the offer and sale of securities by the issuer are exempt from registration under the Securities Act of 1933, as amended (the “1933 Act”).

5  No Non-Interested Director (as defined below) of a Regulated Fund will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership in one of the Regulated Funds.

6  See, e.g., Massachusetts Mutual Life Insurance Co. (pub. Avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. Avail. July 28, 2000) and SMC Capital, Inc. (pub. Avail. Sept. 5, 1995).

7  “Objectives and Strategies” means a Regulated Fund’s investment objectives and strategies, as described in the Regulated Fund’s registration statement on Form N-2, other filings the Regulated Fund has made with the Commission under the 1933 Act, or under the Securities Exchange Act of 1934, as amended, and the Regulated Fund’s reports to shareholders.  In the case of a Wholly-Owned Investment Sub, the objectives and strategies are the same as that of its parent.

PRIS is a Maryland corporation organized as a closed-end management investment company that has registered as an investment company under the 1940 Act.  PRIS was organized on July 19, 2012, but has not yet commenced operations.  As of February 6, 2013, PRIS had net assets of approximately $100,000.  PRIS’s Objectives and Strategies are to generate current income and, as a secondary objective, long-term capital appreciation.  PRIS expects to seek to achieve its Objectives and Strategies by investing, under normal circumstances, at least 80% of its total assets, or net assets plus borrowings, in senior secured loans made to companies whose debt is rated below investment grade or, in limited circumstances, unrated, with an emphasis on current income.

PWAY is a Maryland corporation organized as a closed-end management investment company that has registered as an investment company under the 1940 Act.  PWAY was organized on February 19, 2013, but has not yet commenced operations.  As of August 9, 2013, PRIS had net assets of approximately $100,000.  PWAY’s Objectives and Strategies are to generate current income and, as a secondary objective, long-term capital appreciation through debt and equity investments.  PWAY expects to achieve its Objectives and Strategies by investing, under normal circumstances, at least 80% of its total assets, or net assets plus borrowings, in securities of companies that operate primarily in the energy and related infrastructure and industrial sectors.

The board of directors of PSEC (the “PSEC Board”) is comprised of five directors, three of whom are not “interested persons,” within the meaning of Section 2(a)(19) of the 1940 Act (the “Non-Interested Directors”), of PSEC.  The board of directors of PRIS (the “PRIS Board”) consists of five directors, three of whom are Non-Interested Directors of PRIS.  The board of directors of PWAY (the “PWAY Board”, and collectively with the PSEC Board and the PRIS Board, and any board of directors of a Future Regulated Fund, the “Boards” and each a “Board”, as applicable) consists of five directors, three of whom are Non-Interested Directors of PWAY.  The Nominating and Corporate Governance Committee of each Board selects and nominates any additional Non-Interested Directors who may be selected to serve on a Board.  One “interested director,” within the meaning of Section 2(a)(19) of the 1940 Act, of the PSEC Board - Mr. Eliasek - serves on each of the PRIS Board and the PWAY Board, and all of the Non-Interested Directors of the PSEC Board serve on each of the PRIS Board and the PWAY Board.

PSEC SPV Sub is a domestic limited liability company and is a directly wholly-owned bankruptcy remote special purpose subsidiary of PSEC.  PSEC SPV Sub is exempt from registration under Section 3(c)(7) of the 1940 Act.  PSEC SPV Sub holds certain of PSEC’s portfolio loan investments that are used as collateral for a credit facility at PSEC.  Pursuant to the documents governing PSEC SPV Sub, all investment decisions relating to the assets held at PSEC SPV Sub are made by PSEC.

PCM is a Delaware limited liability company and an investment adviser registered with the Commission under the Advisers Act.  PCM serves as investment adviser to PSEC and manages PSEC’s portfolio in accordance with PSEC’s Objectives and Strategies.  PCM makes investment decisions for PSEC, including placing purchase and sale orders for portfolio transactions and otherwise managing the day-to-day operations of PSEC, subject to the oversight of the PSEC Board.  PCM is led by John F. Barry III and M. Grier Eliasek, two senior executives with significant investment advisory and business experience.  Mr. Barry is the Chairman and Chief Executive Officer of PSEC and controls PCM.

PRISM is a Delaware limited liability company and an investment adviser registered with the Commission under the Advisers Act. PRISM serves as investment adviser to PRIS and expects to manage PRIS’s portfolio in accordance with PRIS’s Objectives and Strategies.  PRISM expects to make investment decisions for PRIS, place purchase and sale orders for portfolio transactions for PRIS and otherwise manage the day-to-day operations of PRIS, subject to the oversight of the PRIS Board.    PRISM is owned 50% by PCM and 50% by Behringer Harvard Holdings, LLC (“Behringer Harvard”), a national sponsor of alternative investment products designed for the individual and institutional investor.

PRISM is led by the same team of investment professionals from the investment and operations team of PCM that manages PCM, which is responsible for PRIS’s day-to-day operations on behalf of PRISM and is responsible for developing, recommending and implementing PRIS’s Objectives and Strategies.

PEIM is a Delaware limited liability company that intends to register with the Commission under the Advisers Act.  PEIM serves as investment adviser to PWAY and expects to manage PWAY’s portfolio in accordance with PWAY’s Objectives and Strategies.  PEIM expects to make investment decisions for PWAY, place purchase and sale orders for portfolio transactions for PWAY and otherwise manage the day-to-day operations of PWAY, subject to the oversight of the PWAY Board.  PEIM is owned 50% by PCM and 50% by Behringer Harvard.  PEIM is led by the same team of investment professionals from the investment and operations team of PCM that manages PCM, which is responsible for PWAY’s day-to-day operations on behalf of PEIM and is responsible for developing, recommending and implementing PWAY’s Objectives and Strategies.

Each Regulated Fund invests or intends to invest its assets so as to qualify for U.S. federal income tax treatment as a regulated investment company. Under current applicable income tax regulations, this will require, among other things, that at the end of each quarter, subject to certain exceptions, no more than 25% of the value of each Regulated Fund’s consolidated gross assets be invested in the securities of any single issuer or affiliated issuers and no more than 50% of the value of each Regulated Fund’s consolidated gross assets be invested in the securities of issuers representing in the case of any single issuer more than 5% of the Regulated Fund’s consolidated gross assets or more than 10% of that issuer’s voting securities.

From time to time, an Adviser may serve as investment adviser or sub-adviser to other closed-end management investment companies that have either elected to be regulated as a BDC or are registered closed-end management investment companies, and that will engage in investment activities similar to those engaged in by the Regulated Funds.  Companies that fit the above description and are sub-advised by an Adviser are included in the term “Regulated Fund” only if the sub-adviser controls such company.

III.                              Order Requested

The Applicants request the Order of the Commission under Sections 17(d) and 57(i) under the 1940 Act, and Rule 17d-1 under the 1940 Act to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), one or more Regulated Funds to be able to participate in Co-Investment Transactions with one or more other Regulated Funds and/or one or more Future Affiliated Funds.

The Regulated Funds and the Future Affiliated Funds seek relief to invest in Co-Investment Transactions because such Co-Investment Transactions might otherwise be prohibited by Sections 17(d) and 54(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act.  This Application seeks relief in order to (i) enable the Regulated Funds and the Future Affiliated Funds to avoid the practical difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future and (ii) enable the Regulated Funds and the Future Affiliated Funds to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

A. Section 17(d) and Section 57(a)(4)

Section 17(d) of the 1940 Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the 1940 Act), or an affiliated person of such affiliated person, of a registered closed-end investment company acting as principal, from effecting any transaction in which the registered closed-end investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered closed-end investment company on a basis different from or less advantageous than that of such other participant. Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Similarly, with regard to BDCs, Section 57(a)(4) of the 1940 Act prohibits certain persons specified in Section 57(b) of the 1940 Act from participating in a joint transaction with a BDC or a company controlled by a BDC in contravention of rules as prescribed by the Commission. In particular Section 57(a)(4) of the 1940 Act applies to:

•                                          Any director, officer, employee, or member of an advisory board of a BDC, or any person (other than the BDC itself) who is an affiliated person of the forgoing pursuant to Section 2(a)(3)(C) of the 1940 Act; or

•                                          Any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, a BDC,8 or any person who is an affiliated person of any of the forgoing within the meaning of Section 2(a)(3)(C) or (D) of the 1940 Act.

Section 2(a)(3)(C) of the 1940 Act defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person.  Section 2(a)(9) of the 1940 Act defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9) of the 1940 Act a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company.9

PCM, PRISM and PEIM are the investment advisers to PSEC, PRIS and PWAY, respectively, and an Adviser will be the investment adviser or sub-advisor to each of the Future Regulated Funds.  In addition, an Adviser will be the investment adviser to each Future Affiliated Fund.  The Regulated Funds may be deemed to be under common control, and thus affiliated persons of each other under Section 2(a)(3)(C) of the 1940 Act.10  In addition, the Future Affiliated Funds may be deemed to be under common control with the Regulated Funds, and thus affiliated persons of each Regulated Fund under Section 2(a)(3)(C) of the 1940 Act.  As a result, these relationships might cause a Regulated Fund and one or more other Regulated Funds and/or one or more Future Affiliated Funds participating in Co-Investment Transactions to be subject to Sections 17(d) or 54(a)(4) of the 1940 Act, and thus subject to the provisions of Rule 17d-1 of the 1940 Act.

B.                                    Rule 17d-1

Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) of the 1940 Act and made applicable to BDCs by Section 57(i) of the 1940 Act. Section 57(i) of the 1940 Act provides that, until the Commission prescribes rules under Section 57(a)(4) of the 1940 Act, the Commission’s rules under Section 17(d) of the 1940 Act applicable to registered closed-end investment companies will be deemed to apply. Because the Commission has not adopted any rules under Section 57(a)(4) of the 1940 Act, Rule 17d-1 under the 1940 Act applies.

Applicants seek relief pursuant to Rule 17d-1 under the 1940 Act, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1 under the 1940 Act, the Commission is directed by Rule 17d-1(b) under the 1940 Act to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

8  Excluded from this category are the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not otherwise be under common control with the BDC, as modified by Rule 57b-1.

9  Depending on the nature of an Adviser’s sub-advisory role with a Future Regulated Fund, it could be deemed to control the Future Regulated Fund, which would necessitate the requested relief.

10  Section 2(a)(20) of the 1940 Act defines “investment adviser” to an investment company to encompass both top-level investment advisers and sub-advisers to a fund.  As a result, each Adviser could be deemed under the 1940 Act to be an investment adviser of a Future Regulated Fund even if it were acting solely as a sub-adviser.

The Commission has stated that Section 17(d) of the 1940 Act, upon which Rule 17d-1 under the 1940 Act is based, and upon which Section 54(a)(4) of the 1940 Act was modeled, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching. See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488 et seq. The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d): “The objective of [Section] 17(d) . . . is to prevent . . . injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants.” Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969). Furthermore, Congress acknowledged that the protective system established by the enactment of Section 57 is “similar to that applicable to registered investment companies under section 17 of the 1940 Act, and rules thereunder, but is modified to address concerns relating to unique characteristics presented by business development companies.” H.Rep. No. 96-1341, 96th Cong., 2d Sess. 45 (1980) reprinted in 1980 U.S.C.C.A.N. 4827.

Applicants believe that the terms and conditions of this Application would ensure that the conflicts of interest that Section 17(d) and Section 54(a)(4) of the 1940 Act were designed to prevent would be addressed and the standards for an order under Rule 17d-1 under the 1940 Act are met.

C.                                    Protection Provided by the Proposed Conditions

Applicants believe that the proposed conditions, as discussed more fully in Section III.D. of this Application (the “Conditions”), will ensure the protection of shareholders of the Regulated Funds and compliance with the purposes and policies of the 1940 Act with respect to the Co-Investment Transactions.  In particular, the Conditions, as outlined below, would ensure that each Regulated Fund would only invest in investments that are appropriate to the interests of shareholders and the investment needs and abilities of that Regulated Fund.  In addition, each Regulated Fund would be able to invest on equal footing with each other Regulated Fund and any Future Affiliated Funds, including identical terms, conditions, price, class of securities purchased, settlement date, and registration rights.  Each Regulated Fund would have the ability to engage in Follow-On Investments in a fair manner consistent with the protections of the other conditions. Each Regulated Fund would have the ability to participate on a proportionate basis, at the same price and on the same terms and conditions in any sale of a security purchased in a Co-Investment Transaction. Fees and expenses of Co-Investment Transactions would be borne by the applicable Adviser, or shared pro-rata among the Regulated Funds and Future Affiliated Funds who participate in the Co-Investment Transactions.  The conditions would also prevent a Regulated Fund from investing in any current investments of an affiliated person, which eliminates the possibility of a Regulated Fund from being forced to invest in a manner that would benefit an affiliated person’s existing investment.  Also, sufficient records of the transactions would be maintained to permit the examination staff of the Commission to monitor compliance with the terms of the requested order.

The Conditions impose a variety of duties on the Advisers with respect to Co-Investment Transactions and Potential Co-Investment Transactions by the Regulated Funds.  These duties include determinations regarding investment appropriateness, the appropriate level of investment, and the provision of information to the Board of any Regulated Fund. In addition, when considering Potential Co-Investment Transactions for any Regulated Fund, the applicable Adviser will consider only the Objectives and Strategies, investment policies, investment positions, capital available for investment, and other pertinent factors applicable to that Regulated Fund.  Each Adviser, as applicable, undertakes to perform these duties consistently for each Regulated Fund, as applicable, regardless of which of them serves as investment adviser or sub-adviser to these entities.

In sum, the Applicants believe that the proposed conditions would ensure that each Regulated Fund that participates in a Co-Investment Transaction does not participate on a basis different from, or less advantageous than, that of such other participants.  As a result, the Applicants believe that the participation of the Regulated Funds in Co-Investment Transactions done in accordance with the Conditions would be consistent with the provisions, policies, and purposes of the 1940 Act, and would be done in a manner that was not different from, or less advantageous than, the other participants.

With respect to each Wholly-Owned Investment Sub, such a subsidiary would be prohibited from investing in a Co-Investment Transaction with any Future Affiliated Fund or Regulated Fund other than its parent because it would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act. Applicants request that each Wholly-Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of its parent Regulated Fund  and that the Wholly-Owned Investment Sub’s participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Fund were participating directly. Applicants represent that this treatment is justified because a Wholly-Owned Investment Sub would have no purpose other than serving as a holding vehicle for the Regulated Fund’s investments and, therefore, no conflicts of interest could arise between the Regulated Fund and the Wholly-Owned Investment Sub. The Regulated Fund’s Board would make all relevant determinations under the conditions with regard to a Wholly-Owned Investment Sub’s participation in a Co-Investment Transaction, and the Regulated Fund’s Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Sub in the Regulated Fund’s place. If the Regulated Fund proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subs, the Board will also be informed of, and take into consideration, the relative participation of the Regulated Fund and the Wholly-Owned Investment Sub.

D.                                    Proposed Conditions

Applicants agree that any Order granting the requested relief shall be subject to the following Conditions11:

1.                                      Each time an Adviser considers a Potential Co-Investment Transaction for a Future Affiliated Fund or another Regulated Fund that falls within a Regulated Fund’s then-current Objectives and Strategies, the Regulated Fund’s Adviser will make an independent determination of the appropriateness of the investment for such Regulated Fund in light of the Regulated Fund’s then-current circumstances.

2.                                      (a)                                 If the applicable Adviser deems a Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, the Adviser will then determine an appropriate level of investment for the Regulated Fund.

(b)                                 If the aggregate amount recommended by the applicable Adviser to be invested by the applicable Regulated Fund in the Potential Co-Investment Transaction, together with the amount proposed to be invested by the other participating Regulated Funds and Future Affiliated Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on the ratio of each participant’s capital available for investment in the asset class being allocated, to the aggregated capital available for investment for the asset class being allocated of all participating parties involved in the investment opportunity, up to the amount proposed to be invested by each.  The applicable Adviser will provide the directors who are eligible to vote under Section 57(o) of the 1940 Act (the “Eligible Directors”) of each participating Regulated Fund with information concerning each participating party’s available capital to assist the Eligible Directors with their review of the Regulated Fund’s investments for compliance with these allocation procedures.

(c)                                  After making the determinations required in conditions 1 and 2(a), the applicable Adviser will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund and Future Affiliated Fund) to the Eligible Directors of each participating Regulated Fund for their consideration. A Regulated Fund will co-invest with one or more other Regulated Funds and/or one or more Future Affiliated Funds only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, a “required majority,” as defined in Section 57(o) of the 1940 Act (“Required Majority”) concludes that:

11  For purposes of the Conditions set forth in this Application, the term “Regulated Fund” includes the Wholly-Owned Investment Subs.  In the case of a Wholly-Owned Investment Sub, all actions to be taken by or with respect to a “Required Majority” of the Wholly-Owned Investment Sub shall refer to the Eligible Directors of the parent on behalf of the Wholly-Owned Investment Sub, as if the two operated as one company.

(i)                                 the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its shareholders and do not involve overreaching in respect of the Regulated Fund or its shareholders on the part of any person concerned;

(ii)                            the Potential Co-Investment Transaction is consistent with:

(A)                               the interests of the shareholders of the Regulated Fund; and

(B)                               the Regulated Fund’s then-current Objectives and Strategies;

(iii)                               the investment by any other Regulated Funds or Future Affiliated Funds would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from or less advantageous than that of other Regulated Funds or Future Affiliated Funds; provided that, if any other Regulated Fund or Future Affiliated Fund, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if:

(A)                               the Eligible Directors will have the right to ratify the selection of such director or board observer, if any;

(B)                               the applicable Adviser agrees to, and does, provide periodic reports to the Regulated Fund’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C)                               any fees or other compensation that any Future Affiliated Fund or any Regulated Fund or any affiliated person of any Future Affiliated Fund or any Regulated Fund receives in connection with the right of an Future Affiliated Fund or a Regulated Fund to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Future Affiliated Funds (who each may, in turn, share its portion with its affiliated persons) and the participating Regulated Funds in accordance with the amount of each party’s investment; and

(iv)                              the proposed investment by the Regulated Fund will not benefit the Advisers, the Future Affiliated Funds or the other Regulated Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by condition 13, (B) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act, as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in condition 2(c)(iii)(C).

3.                                      Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.                                      The applicable Adviser will present to the Board of each Regulated Fund, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or Future Affiliated Funds during the preceding quarter that fell within the Regulated Fund’s then-current Objectives and Strategies that were not made available to the Regulated Fund, and an explanation of why the investment opportunities were not offered to the Regulated Fund. All information presented to the Board pursuant to this condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5.                                      Except for Follow-On Investments made in accordance with condition 8, a Regulated Fund will not invest in reliance on the Order in any issuer in which another Regulated Fund, Future Affiliated Fund, or any affiliated person of another Regulated Fund or Future Affiliated Fund is an existing investor.

6.                                      A Regulated Fund will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for each participating Regulated Fund and Future Affiliated Fund. The grant to a Future Affiliated Fund  or another Regulated Fund, but not the Regulated Fund, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

7.                                      (a)                                 If any Future Affiliated Fund or any Regulated Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the applicable Advisers will:

(i)                                     notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

(ii)                                  formulate a recommendation as to participation by each Regulated Fund in the disposition.

(b)                                 Each Regulated Fund will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the participating Future Affiliated Funds  and Regulated Funds.

(c)                                  A Regulated Fund may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Future Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such dispositions on a pro rata basis (as described in greater detail in this application); and (iii) the Board of the Regulated Fund is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

(d)                                 Each Future Affiliated Fund and each Regulated Fund will bear its own expenses in connection with any such disposition.

8.                                      (a)                                 If any Future Affiliated Fund or any Regulated Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the applicable Advisers will:

(i)                                     notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and

(ii)                                  formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each Regulated Fund.

(b)                                 A Regulated Fund may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Future Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments substantially on a pro rata basis (as described in greater detail in this application); and (iii) the Board of the Regulated Fund is provided on a quarterly basis with a list of all Follow-On Investments made in accordance with this condition. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

(c)                             If, with respect to any Follow-On Investment:

(i)                                     the amount of the opportunity is not based on the Regulated Funds’ and the Future Affiliated Funds’ outstanding investments immediately preceding the Follow-On Investment; and

(ii)                                  the aggregate amount recommended by the Adviser to be invested by each Regulated Fund in the Follow-On Investment, together with the amount proposed to be invested by the participating Future Affiliated Funds in the same transaction, exceeds the amount of the opportunity; then the amount invested by each such party will be allocated among them pro rata based on the ratio of each party’s capital available for investment in the asset class being allocated, to the aggregated capital available for investment for the asset class being allocated of all participating parties involved in the Follow-On Investment opportunity, up to the amount proposed to be invested by each.

(d)                                 The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in this application.

9.                                      The Non-Interested Directors of each Regulated Fund will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Funds or Future Affiliated Funds that the Regulated Fund considered but declined to participate in, so that the Non-Interested Directors may determine whether all investments made during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the conditions of the Order. In addition, the Non-Interested Directors will consider at least annually the continued appropriateness for the Regulated Fund of participating in new and existing Co-Investment Transactions.

10.                               Each Regulated Fund will maintain the records required by Section 57(f)(3) of the 1940 Act as if each of the investments permitted under these conditions were approved by the Required Majority under Section 57(f) of the 1940 Act.

11.                               No Non-Interested Director of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the 1940 Act) of a Future Affiliated Fund.

12.                               The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) will, to the extent not payable by the Advisers under their respective investment advisory agreements with Future Affiliated Funds and the Regulated Funds, be shared by the Regulated Funds and the Future Affiliated Funds in proportion to the relative amounts of the securities held or to be acquired or disposed of, as the case may be.

13.                               Any transaction fee (including, without limitation, break-up or commitment fees but excluding brokerage or underwriting compensation permitted by Section 17(e) or 57(k) of the 1940 Act, as applicable, and administrative agent fees received at the time of the Co-Investment Transaction), received in connection with a Co-Investment Transaction will be distributed to the participating Regulated Funds and Future Affiliated Funds on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction.  If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by such Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the participating Regulated Funds and Future Affiliated Funds based on the amounts they invest in such Co-Investment Transaction.  None of the Future Affiliated Funds, the Advisers or any affiliated person of the Regulated Funds will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Regulated Funds and the Future Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C); (b) brokerage or underwriting compensation permitted by Section 17(e) or 57(k) of the 1940 Act, as applicable, and administrative agent fees received at the time of the Co-Investment Transaction, and (c) in the case of an Adviser and its service-provider affiliates, investment advisory, administrative agent and/or service provider fees paid in accordance with any applicable agreement between the applicable Regulated Fund or Future Affiliated Fund and its Adviser or affiliated person thereof.

IV.                               Statement in Support of Relief Requested

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and the shareholders thereof and (ii) the protections found in the terms and conditions set forth in this Application.

A.                                    Potential Benefits

In the absence of the relief sought hereby, in some circumstances the Regulated Funds would be limited in their ability to participate in attractive and appropriate investment opportunities. Section 17(d) and Section 54(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act should not prevent BDCs and registered closed-end investment companies from making investments that are in the best interests of their shareholders.

In cases where the Advisers identify investment opportunities requiring larger capital commitments, they must seek the participation of other entities with similar investment styles.  The ability to participate in Co-Investment Transactions that involve committing larger amounts of financing would enable each Regulated Fund to participate with one or more of the Future Affiliated Funds and the other Regulated Funds in larger financing commitments, which would, in turn, be expected to obtain discounted prices and increase income, expand investment opportunities and provide better access to due diligence information for the Regulated Funds.  Indeed, each Regulated Fund’s inability to co-invest with one or more of the Future Affiliated Funds and the other Regulated Funds could potentially result in the loss of beneficial investment opportunities for such Regulated Fund and, in turn, adversely affect such Regulated Fund’s shareholders. For example, a Regulated Fund may lose investment opportunities if the Adviser cannot provide “one-stop” financing to a potential portfolio company. Portfolio companies may reject an offer of funding arranged by an Adviser due to a Regulated Fund’s inability to commit the full amount of financing required by the portfolio company in a timely manner (i.e., without the delay that typically would be associated with obtaining single-transaction exemptive relief from the Commission).

Each Regulated Fund and its shareholders will benefit from the ability to participate in Co-Investment Transactions. Before participating in Co-Investment Transactions, the Board of each Regulated Fund, including the Non-Interested Directors, will have determined that it is in the best interests of the Regulated Fund to participate in Co-Investment Transactions because, among other matters, (i) the Regulated Fund will be able to participate in a larger number and greater variety of transactions; (ii) the Regulated Fund will be able to participate in larger transactions; (iii) the Regulated Fund will be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Regulated Funds; (iv) the Regulated Fund and any other Regulated Funds participating in the proposed investment will have greater bargaining power, more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (v) the Regulated Fund will be able to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; and (vi) the general terms and conditions of the proposed Order are fair to the Regulated Funds and their shareholders. The Board of each of PSEC, PWAY and PRIS, including the Non-Interested Directors, also determined that it is in the best interests of the PSEC, PWAY and PRIS, respectively, and the shareholders of each to obtain the Order at the earliest possible time and instructed the officers of PSEC, PWAY and PRIS, the Advisers and counsel to use all appropriate efforts to accomplish such goal. For these reasons, the Board of each of PSEC, PWAY and PRIS has determined that is proper and desirable for each of PSEC, PWAY and PRIS, respectively, to participate in Co-Investment Transactions with the other Regulated Funds and/or one more Future Affiliated Funds.

B.                                    Protective Representations and Conditions

The terms and conditions set forth in this application ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Fund’s shareholders and with the purposes intended by the policies and provisions of the 1940 Act. Specifically, the Conditions incorporate the following critical protections: (i) in each Co-Investment Transaction, all Regulated Funds and Future Affiliated Funds participating in the Co-Investment Transactions will invest at the same time for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other; (ii) a Required Majority of each Regulated Fund must approve various investment decisions with respect to such Regulated Fund in accordance with the Conditions; and (iii) the Regulated Funds are required to retain and maintain certain records.

Other than pro rata dispositions and Follow-On Investments as provided in conditions 7 and 8, and after making the determinations required in conditions 1 and 2(a), the Adviser will present each Potential Co-Investment Transaction and the proposed allocation to the Eligible Directors, and the Required Majority will approve each Co-Investment Transaction prior to any investment by the participating Regulated Fund. With respect to the pro rata dispositions and Follow-On Investments provided in conditions 7 and 8, a Regulated Fund may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of each Regulated Fund and Future Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the Board of the Regulated Fund has approved that Regulated Fund’s participation in pro rata dispositions and Follow-On Investments as being in the best interests of the Regulated Fund.  If the Board does not so approve, any such disposition or Follow-On Investment will be submitted to the Regulated Fund’s Eligible Directors. The Board of any Regulated Fund may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible Directors.

The Applicants believe that participation by the Regulated Funds in pro rata dispositions and Follow-On Investments, as provided in conditions 7 and 8, is consistent with the provisions, policies and purposes of the 1940 Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata dispositions and Follow-On Investments, eliminates the discretionary ability to make allocation determinations, and in turn eliminates the possibility for overreaching and promotes fairness.  The Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2 under the 1940 Act, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

The foregoing analysis applies equally where a Wholly-Owned Investment Sub is involved in a Co-Investment Transaction as each Wholly-Owned Investment Sub will be treated as one company with its parent for purposes of this Application.

V.                                    Precedents

The Commission previously has issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to co-invest in Private Placement Securities. See FS Investment Corporation, et al., Investment Company Act Rel. No. 30511 (May 9, 2013) (notice) and 30548 (June 4, 2013) (order); Gladstone Capital Corporation, Investment Company Act Rel. No. 30125 (June 29, 2012) (notice) and 30154 (July 26, 2012) (order); H&Q Health Care Investors, Investment Company Act Rel. No. 28426 (September 30, 2008) (notice) and 28472 (Oct. 28, 2008) (order); Ridgewood Capital Energy Growth Fund, LLC, et al., Investment Company Act Rel. No.28931 (Sep. 25, 2009) (notice) and (Oct. 21, 2009) (order); see also recent co-investing orders Special Value Opportunities Fund, LLC, Investment Company Act Rel. No. 27287 (Apr. 11, 2006) (notice) and 27316 (May 9, 2006) (order); Gladstone Capital Corp., Investment Company Act Rel. Nos. 27120 (Oct. 25, 2005) (notice) and 27150 (Nov. 22, 2005) (order).

VI.                               Procedural Matters

Pursuant to Rule 0-2(f) under the 1940 Act, each Applicant states that its address is as indicated below:

c/o Prospect Capital Management LLC

10 East 40th Street, 44th Floor

New York, NY  10016

Attention:                 Joseph Ferraro

Eric Colandrea

The Applicants further state that all written or oral communications concerning this Application should be directed to:

Sutherland Asbill & Brennan LLP

700 Sixth Street, NW, Suite 700

Washington, DC 20001-3980

Attention:  Steven Boehm

(202) 383-0100

(202) 637-3593 (fax)

The Applicants desire that the Commission issue an Order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

The verifications required by Rule 0-2(d) of the 1940 Act are attached hereto as Exhibit A.

Pursuant to Rule 0-2 under the 1940 Act, each Applicant declares that this Application for a Commission order is signed by M. Grier Eliasek as President, Vice-President or Managing Director of each Applicant pursuant to the general authority vested in him as such by the Certificate of Incorporation and By-laws or Certificate of Formation and Limited Liability Company Agreement of each Applicant, or pursuant to the resolutions attached hereto as Exhibit B.

Applicants request that any questions regarding this Application be directed to the persons listed on the facing page of this Application.

VII.                          Request for Order of Exemption

For the foregoing reasons, the Applicants request that the Commission enter an Order under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 under the 1940 Act granting Applicants the relief sought by the Application.  Applicants submit that the requested exemption is consistent with the protection of investors.

Dated: August 9, 2013

PROSPECT CAPITAL CORPORATION

By:	/s/ M. Grier Eliasek
	Name:	M. Grier Eliasek
	Title:	President & COO

PRIORITY SENIOR SECURED INCOME FUND, INC.

By:	/s/ M. Grier Eliasek
	Name:	M. Grier Eliasek
	Title:	President & CEO

PATHWAY ENERGY INFRASTRUCTURE FUND, INC.

By:	/s/ M. Grier Eliasek
	Name:	M. Grier Eliasek
	Title:	President & CEO

PROSPECT CAPITAL FUNDING LLC

By:	/s/ M. Grier Eliasek
	Name:	M. Grier Eliasek
	Title:	Vice President, CFO, Assistant Treasurer and Secretary

PROSPECT CAPITAL MANAGEMENT LLC

By:	/s/ M. Grier Eliasek
	Name:	M. Grier Eliasek
	Title:	Managing Director

PRIORITY SENIOR SECURED INCOME MANAGEMENT, LLC

By:	/s/ M. Grier Eliasek
	Name:	M. Grier Eliasek
	Title:	President & COO

PATHWAY ENERGY INFRASTRUCTURE MANAGEMENT, LLC

By:	/s/ M. Grier Eliasek
	Name:	M. Grier Eliasek
	Title:	President & COO

Exhibit A

Verification of Statement of Facts and Application

pursuant to Rule 17d-1 under the

Investment Company Act of 1940

for an Order of the Commission

The undersigned states that he has duly executed the attached Application for an order under Sections 17(d) and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940, dated August 9, 2013 for and on behalf of Prospect Capital Corporation, Priority Senior Secured Income Fund, Inc., Pathway Energy Infrastructure Fund, Inc., Prospect Capital Funding LLC, Prospect Capital Management LLC, Priority Senior Secured Income Management, LLC, and Pathway Energy Infrastructure Management, LLC, and that all actions by stockholders, directors, members, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken.  The undersigned further says that he is familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of his knowledge, information, and belief.

Prospect Capital Corporation
Priority Senior Secured Income Fund, Inc.
Pathway Energy Infrastructure Fund, Inc.
Prospect Capital Funding LLC
Prospect Capital Management LLC
Priority Senior Secured Income Management, LLC
Pathway Energy Infrastructure Management, LLC

By:	/s/ M. Grier Eliasek
Name:	M. Grier Eliasek
Title:	Authorized Signatory

Exhibit B

Resolutions Adopted by the Boards of Directors of

Prospect Capital Corporation

Priority Senior Secured Income Fund, Inc.

Pathway Energy Infrastructure Fund, Inc.

WHEREAS, the Board believes it is in the best interests of the Company to file an application with the SEC for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act and Rule 17d-l promulgated under the Investment Company Act of 1940 (the “Application”), to authorize the entering into of certain joint transactions and co-investments by the Company with certain entities which may be deemed to be “affiliates” of the Company pursuant to the provisions of the 1940 Act, which such joint transactions and co-investments would otherwise be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act, all as more fully set forth in the draft Application that has been presented to the Board; and

WHEREAS, the Board has reviewed the Application, a copy of which is attached hereto as Exhibit A.

NOW, THEREFORE, BE IT RESOLVED, that the President, Chief Executive Officer, Chief Financial Officer, Secretary and Executive Vice President of the Company (each an “Authorized Officer” and, collectively, the “Authorized Officers”) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be prepared, executed, delivered and filed with the SEC the Application, and to do such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the SEC and otherwise to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Authorized Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application; and it is further

RESOLVED, that a Policy on Transactions with Affiliates statement substantially in a form restating the conditions set forth in Section D of the Application as finally approved by the SEC is hereby approved and will be adopted, upon final approval of the Application by the SEC, in all respects as a policy of the Company and the Authorized Officers be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to take such action as they shall deem necessary or desirable to formalize such policies and streamline the approval process for co-investment transactions with affiliates of the Company, in such form as the Authorized Officers preparing the same shall approve, such approval to be conclusively evidenced by the taking of any such action; and it is further

RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions and to consummate the transactions contemplated thereby, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Authorized Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Authorized Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Authorized Officers’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof.